SÃO PAULO ALPARGATAS S.A.

04010709

São Paulo, March 16th, 2004

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA

SEC MAIL PROCESSING RECEIVED MAR 1 8 2004 WASH, D.C. 206 SECTION

SUPPL

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in February, 2004:

- 2003 Management Report
- 2003 Financial Statements
- Notice to the Shareholders - Dividend Credit
- Notice - General and Special Shareholders' Meetings
- Summary of the Minutes of the Board of Directors' Meeting

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

dlw 3/22

Dear Shareholders,

Alpargatas posted a good operating performance in 2003, especially considering the loss of purchasing power of the Brazilian population and the downturn in the shoe industry during the year. The sales of the different business units decreased in the first half, but returned to growth in the second half. The industrial and sales strategy of the Company resulted in a sales volume higher than the market average, increasing market share in several segments.

The presentation and discussion of the results is based on the Financial Statements presented in Note 24 - Supplementary Information. These reflect the consolidated financial statements of São Paulo Alpargatas, excluding the partial consolidation of Santista Têxtil results, which are accounted for by the equity method.

Gross sales revenue was R$919.6 million (a 12.7 percent increase as compared to 2002), driven by the Company's effort to develop products and innovate. In 2003, 175 shoe models were launched, creating a sales mix with a higher value added. The effective communication and marketing strategy supporting the strength of the Company's brand names and the 37 percent increase in exports (in U.S. dollars) also contributed to the increase in sales.

Gross Sales Revenue - R$ million


586,6
690,7
727,6
816,2
919,6
CAGR = 11.9%
2003 x 2002 = 12.7%
1999
2000
2001
2002
2003

Alpargatas has invested in the development of materials, new technologies, enhancement of industrial and logistics processes, and labor training, aimed at cutting production costs. Productivity gains and the sales mix with a higher value added resulted in increased profitability and the recovery of the gross margin in the second half. In the last quarter, gross margin reached 40.8 percent, resulting in a 37.8 percent margin in year. With a 12.5 percent growth, as compared to 2002, gross profit reached R$290 million in the year.

Concurrently to the work carried at the plant, cost management with increasing productivity gains, the Company has implemented rigid control over operating expenses. Accordingly, there was a 1.2 percent decrease in selling, general and administrative expenses, which represented a 33 percent of net operating income for the year. The most material item in this group is selling expenses, which in addition to freight, sales force, and royalties, include advertising expenses, a major investment area for the brand differentiating strategy.

The Company recorded net financial income of R$36.8 million, mainly due to the positive effect on the 18.2 percent appreciation of the Brazilian real on the foreign currency-denominated debt.

The operating performance in the year, combined with the increasing profitability gains, boosted operating profits to R$84.8 million, 105 percent higher than in 2002. Equity in earnings of R$12.8 million, deriving from the investment in Santista Têxtil, also contributed to improve results.

The Company recorded a net income of R$82 million in the year, a 71.5 percent increase as compared to the prior year. This increase is a result of the following factors:

- continuous innovation of the product lines;
- brand differentiation and enhancement;
- commitment to quality;

- sales mix with a higher value added; and
- strict control over costs and expenses.

The net margin increased 7 percent to 10.7 percent, and return on equity increased 11 percent to 17.5 percent. Net income per thousand shares was R$43.98.

Net Income - R$ million


82,0
67,7
50,7
47,8
32,7
CAGR = 12.8%
2003 X 2003 = 71.5%
1999
2000
2001
2002
2003

In 2003, the EBITDA (earnings before interest, taxes, depreciation and amortization) was R$90.2 million, with an 11.7 percent margin on net revenues. The performance of EBITDA in 2003 can be divided into two separate periods: in the first half, during the downturn of the market and sales, and the second half, when Alpargatas benefited from a sales mix with a higher value added and the productivity gains. In the first half, EBITDA was R$34.8 million, with a 10.1 percent margin, as compared to R$55.4 million and a 13.1 percent margin in the second half, thus confirming the profitability recovery trend.

EBITDA 2003- R$ million


55,4
34,8
+ 59.2%
First Half
Second Half

Alpargatas closed 2003 with a cash balance of R$136.6 million, against an opening position of R$120.7 million. The main cash inflows refer to cash generated by operations, loans raised, dividends received, and the sale of assets. The largest outflows refer to the increase in the investment in Santista Têxtil, to 50 percent of voting stock and 30.7 percent of total stock, investments in fixed assets, and the payment of dividends and interest on own capital. Because of the cash generation, the R$29.9 million of cash outflows as payments to shareholders, made during the year, did not increase the Company's indebtedness. Working capital was kept under control and increased less than sales. This performance is mainly due to the decrease in inventories, especially during the fourth quarter.

Cash Flow
R$ million


84.3
1.6
18.0
11.8
(20.7)
(23.5)
(25.7)
120.7
136.6
Cash 12/31/2002
Cash Generated by Operations
Decerase in Working Capital
Investment in Fixed Assets
Investment in Santista Textil
Dividends Received & Sale of Assets
Loans Raised
Loan Repayment
Dividends & Interest on Capital Paid
Cash 12/31/2003

The Company's indebtedness at the end of 2003 decrease R$15.7 million as compared to the prior year, reaching R$67.1 million. The low indebtedness level, combined with the strong cash generation, results in a debt-to-EBITDA ratio of 0.7. Considering the cash balance of R$136.6 million at yearend, net cash was R$69.5 million, net of total debt. At December 31, 2003, 91 percent of loans were foreign-currency denominated. Alpargatas hedges against foreign currency fluctuations on its entire foreign-currency-denominated debt maturing within 12 months. The Company's indebtedness has basically a long-term profile, with 56 percent maturing by 2012.


Indebtedness
R$ million
82,8
24,5
58,3
67,1
29,6
37,5
2002
2003
Long term
Short term

Under the Company's cash outflow control policy, adopted in 2003, investments were limited to essential and strategic investments. Investments in modernizing the Company's plant, improving industrial process quality, safety and environmental protection were prioritized. Investments in the year totaled R$20.7 million, which is an amount similar to depreciation charges.


Investments in Fixed Assets
R$ million
23,7
29,7
36,2
25,7
20,7
1999
2000
2001
2002
2003

CAPITAL MARKET

Alpargatas' preferred shares appreciated 83 percent and were traded in 73 percent of the trading sessions in the year. In total, 157 million shares were traded (8 percent of capital), with a financial volume of R$26.2 million. The Board of Directors approved, upon acceptance by the 2004 Annual General Meetings, dividends and interest on own capital amounting to R$27.2 million, of which R$3.0 million was already paid in October. This amount corresponds to 35 percent of net income for 2003, adjusted by the legal reserve. In January, Camargo Corrêa S.A. increased its share in Alpargatas to 61.3 percent of the voting capital to become the Company's controlling shareholder.

CORPORATE GOVERNANCE

We made progress in terms of Corporate Governance practices, by enrolling in Level 1 of the São Paulo Stock Exchange and separating the function of CEO from the function of Chairman of the Board of Directors. On June 30, 2003, Alpargatas adopted the Differentiated Corporate Governance practices of the São Paulo Stock Exchange, which represent the Company's commitment to the capital market, by adopting the highest information reporting standards. The CEO's succession process, started two years ago, was completed in September. Mr. Marcio Utsch, Business Unit Director, became the Company's CEO, replacing Mr. Fernando Tigre, who continues as the Chairman of the Board of Directors.

BUSINESS UNITS

RAINHA AND TOPPER

The pleasure of sports, concern over quality of life, health, and well-being were the messages conveyed in the media and changed the consumers' view about **Rainha**. As a result of the increased manufacturing process productivity, combined with cost cuttings, this Business Unit's profitability increased in 2003. We launched 49 new shoe models, of which we highlight the **System Brilliant**, the **Electra** and the futsal (indoor soccer) shoes **Square**. Communication initiatives included sponsoring sports teams and athletes. With its focus on volleyball, **Rainha** sponsored the Super League, and volleyball players Giovane, Jack Silva and Marcelo Negrão, and the volleyball teams BCN/Osasco, Ulbra and Wizard Suzano. **Rainha** was also the sports trademark with the highest airtime on television, with 7,400 Gross Rating Points (GRPs). These initiatives helped **Rainha** to be, for the tenth year in a row, Top of Mind brand, according to a survey of Instituto Datafolha.
Topper reached 32 percent market share in the football goods market, consolidating as the favorite brand among football players. The **Dynatech** anti-shock technology was used in the entire outdoor football boot line. We launched 44 models, of which we highlight the football boots **Glove Wear**, **Zhenya,** and the **Zeta** line. Communication initiatives consisted of advertising in electronic media, sports relations and promotions. **Topper** was the only brand focused in football, with advertisements aired in most of the football games broadcasted by Rede Globo network. To reinforce the slogan "Football Is For Real", we hired Pelé, who participated in a series of initiatives to promote the brand. Sponsoring football teams was the sports relations strategy that helped increasing the brand's exposure to an estimated audience of 24 million football fans. The team Cruzeiro Esporte Clube, sponsored by **Topper**, won the Brazil Cup and the Brazilian and Minas 2003 championships, and conquered its place in the 2004 "Libertadores da América" Cup. We signed an agreement with the São Paulo State Football Federation, under which starting 2004, **Topper** will be the official sponsor of the footballs and the referees' uniforms in all leagues of the regional championships.

MIZUNO

The sales of **Mizuno** sports shoes were boosted by the launching of 50 models and the deployment of sales, communication, and sports relations initiatives, which helped to promote its trade name. As the international premium brand most used by track and field athletes, **Mizuno** sponsored 300 athletes, whose victories took **Mizuno's** brand name to the podium in important national and international competitions. We partnered with the Futures and Commodities Exchange (BM&F) to make **Mizuno** the official sports brand of the largest track and field team in Brazil, consisting of 92 athletes, whose patron is the Olympic champion Joaquim Cruz.

TIMBERLAND

World leading trademark in the outdoor segment, **Timberland** has been showing a growing and consistent sales performance in recent years. Communication initiatives, new product lines and distribution boosted sales to 411,000 pairs, resulting in a 46 percent increase in the trademark's revenues. Among the specific initiatives, we highlight the advertisements in "Veja" magazine, the launching of the **Smart Confort** line, the development of new markets and the use of alternative sales channels, such as the on-line shop, www.timberland.com.br.

SANDALS

The initiatives coordinated by this Business Unit comprise products, advertising, promotions/events, internet sales and distribution. We renewed the **Havaianas** line with 34 new colors, and launched 9 models with higher value added. In this line, we changed the Top models' colors and moulds; we added the name **Havaianas** to the Tradicional straps; we launched **Havaianas** Beach, an option between the Tradicional and the Top models; **Havaianas** Flash, with a new sole and strap format, and **Havaianas** High, with high soles. We aired two new commercials during the year and were part of several opinion-making events. **Havaianas** was in the São Paulo and Rio Fashion Weeks, in the Audi al Mare Showroom, with the **Havaianas** Audi series, and in the Rio de Janeiro and Salvador Carnival, with the Trekking and Style models. We promoted the Sales Convention, attended by customers from 32 countries and 60 of the main domestic customers, and the event "Assemble Your Own **Havaianas**", in shopping malls in Recife and Rio de Janeiro, where we let consumers assemble their own pair of flip-flops. In the website "havaianas.com.br", consumers can choose and receive their favorite **Havaianas**. In distribution, we increased the sales channels by including regional distributors, large self-service chains, and shoe retailers, and started implementing a storage and distribution system in Campina Grande. We aimed at a differentiated display of the brand by sending a pair of decorated **Havaianas** sandals to the Oscar nominees in Hollywood, which was highlighted by the US media. We launched the **Havaianas** H.Stern, with gold and gems on their straps, in partnership with this renowned jewelry store.

COVERINGS AND INDUSTRIAL FABRICS

The strengths of this Business Unit were the growth of the **Locomotiva Lonil** and **Lonaleve** brands, driven by the performance of the agribusiness in Brazil and industrial fabrics sales to industrial customers, sold in rolls and used to manufacture tents, settling tanks, curtains, handbags, and backpacks. The business priorities were reinforcing strategic planning and developing products that anticipate trends and prove to be consistent with market demand. Among the launches in the year, we highlight new products of the vinyl industrial fabrics family for awnings and new patterns for vertical blinds. In the plant area, we completed the replacement of the looms used in the polyethylene plant in Manaus, which has provided productivity gains. Both in this plant and in the Pouso Alegre plant, a training program has shown the shop floor employees the end uses of coverings and industrial fabrics produced in these plants to motivate them to permanently beat quality and productivity goals.

MEGGASHOP AND PROFESSIONAL AND FASHION FOOTWEAR

Strategically conceived to protect the Company's brands, gather market information on prices and trends, permit experimenting of new products and ensure higher profitability for discontinued lines, the billings of the **Meggashop** store chain were 15 percent higher than in 2002, with 1.6 million products sold in 25 stores. As regards professional and fashion footwear we highlight the re-launching of the **Bamba** brand shoes, with models inspired in the original models but with a modernized, fashionable design, and the **Comander** line of outdoor footwear, made of canvas and PVC. The **Sete Léguas** boots obtained the INMETRO seal, and are the only boots so certified in Brazil.

EXPORTS

Alpargatas proceeded with the program to increase foreign sales by entering more markets with its brands. Export revenues increased 37 percent in US dollars, as compared to 2002. We added important consumer markets, such as Germany, the Netherlands, Switzerland, and Scandinavia, to the group of countries where you can buy Alpargatas products. Exports to Argentina increased with **Havaianas, Mizuno and Timberland** products. **Conga and Samoa** are now sold in Cuba. **Topper** is still one of the most popular soccer brands in Japan, Singapore, Malaysia, and Thailand.

HUMAN RESOURCES, SOCIAL AND ENVIRONMENTAL ACCOUNTABILITY

The values by which Alpargatas guides its operations – Ethics, Respect for People and Commitment – are strongly expressed both in employee management and in the social work for the communities with which it related in 2003. The planned, integrated initiatives developed by the Human Resources, Environmental, Health and Safety, as well as, Instituto Alpargatas, promoted citizenship and social transformation using as tools praise of work, the preservation of life, and education through sports. The focus of people management was on implementing programs aimed at developing Alpargatas human capital. The program "Empresa Nota 10" was intended to build a better working environment and ensure that Alpargatas is recognized as one of the best companies to work. "Desenvolvimento Gerencial Top 6" aimed at developing managers and officers in terms of corporate technical and management skills. The program "Identificação e Desenvolvimento de Sucessores para Posições Estratégicas" started to prepare the employees that will joint the top management in the future. With R$3.1 million investments, the Environmental, Health and Safety area managed to obtain significant progress in Alpargatas' plants. This effort resulted in a drop in the Frequency Rate to 0.25 (0.91 in 2002), and in the Severity Rate to 39 (87 in 2002), as well as in the number of lost work-day accidents to 5 (20 in 2002), in a universe of 10,000 employees. These indicators make Alpargatas a benchmark company in terms of security in the shoe industry. Alpargatas' commitment to social transformation is reflected in the initiatives adopted by its plants to benefit the communities to which they belong. This year, these initiatives were focused and systematized by Instituto Alpargatas. Instituto's mission is to improve the education of children and teenagers through sports, in the Company's local communities. The pilot project, in Santa Rita, State of Paraíba, where a sports shoes plant is located, was christened "Programa de Educação por Meio do Esporte" (Education through Sports Program). Of the nineteen projects submitted by physical education teachers from the municipal schools in Santa Rita, two were picked by the program for implementation: "Planejamento participativo no voleibol" (Participative planning in volleyball), which stimulates creativity and the sense of cooperation and solidarity, and "A criança em movimentos: uma ação da cultura corporal" (Children in motion: a body culture initiative). In addition to extending these projects to all the other plants, Instituto Alpargatas created a corporate donation and voluntary work policy.

AWARDS AND RECOGNITION

Alpargatas was elected the most admired company in the shoe and sportswear industry, by a survey conducted by Interscience Survey Institute, published by Carta Capital magazine. Campina Grande, Pouso Alegre and Manaus plants were awarded the SESI Work Quality award, and considered the best plants in their categories in the States of Paraíba, Minas Gerais and Amazonas, respectively. The Mogi Mirim plant received from the São Paulo Association of Human Resources Management (APARH) the certificate "Best Companies to Work – Company of the Future 2003" in the Campinas, region. **Rainha** was once again Top of Mind in sports shoes. The "Bones" series ads for **Mizuno Wave**, were awarded the Gold Medal of the Abril Award and conquered the Silver statuette in the category Print and Poster, of the Clio Awards 2003, one of the most important world advertising festivals. For the second time, **Topper** was considered "Outstanding Supplier" by the Brazilian Association of Sportswear Retailers. We also received from the Ministry of Development, Industry, and Foreign Trade, the "Foreign Trade Highlight Award 2003", for the Company's contribution to development in this area.

ACKNOWLEDGMENTS

In order to achieve our work plan in 2003, the support of our shareholders, for their validation of our initiatives, of our 9,966 employees, for their endeavors to identify opportunities to increase the quality of our products and the profitability of our operations, of our suppliers, for their timeliness and quality of supplies, contributing to the smooth operation of the plant processes, and of our customers, whose belief in Alpargatas products was critical to increasing the presence of our brands in thousands of sales points around the country, was fundamental. We thank and share this year's results with all of them.

São Paulo, February 12, 2004

BOARD OF DIRECTORS

****

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE TO THE SHAREHOLDERS** [certified copy], which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

NOTICE TO THE SHAREHOLDERS
DIVIDEND CREDIT

We hereby advise to the Shareholders that, at a meeting held on February 12, 2004, distribution of dividends in the amount of one million, two-hundred and fifty-six thousand, seven hundred and forty-six Reais and forty-eight centavos (R$1,256,746.48) was approved by the Board of Directors, upon acceptance by the next General Shareholders Meeting, of which six-hundred and forty-two centavos (R$0.642) were paid to each lot of one-thousand (1000) common shares and seven-hundred and six centavos (R$0.706) were paid to each lot of one-thousand (1000) preferred shares. The dividend amount refers to all the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand, two hundred and thirty-six) issued registered shares without certificates into which the capital stock is divided, except for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. The referred dividends shall be paid on April 5, 2004 by Banco Itaú S.A. to the shareholders who subscribed on February 26, 2004, by means of a credit in their relevant bank accounts. The shares are to be traded *ex dividend* beginning on February 27, 2004.

São Paulo, February 17, 2004
Francisco Silvério Morales Cespede
Director, Relations with Investors

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LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 069/04 Livro Nº 1 Fls. 197

[*Logo*] **Level 1 Company**
BOVESPA-BRASIL
[The São Paulo Stock Exchange]

[*Logo*] ***Abrasca***
Associated Company

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2004

Lucimar Lima de Menezes

Receipt no.: 40
Fees: R$70,00

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 070/04 Livro Nº 1 Fls. 198

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **NOTICE OF MEETING,** which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held company

GENERAL AND SPECIAL SHAREHOLDERS' MEETINGS NOTICE

Please be the Shareholders invited to attend the next General and Special Shareholders' Meetings to be held, on a first notice, on March 26, 2004, at 9:00 a.m., at the Company's head offices located at Rua Urussuí, no. 300, in the City of São Paulo, State of São Paulo, to discuss about the following Agenda:

I. **General Shareholders' Meeting**:

1. to read, discuss and approve the Company's Annual Management Report, Financial Statements and Independent Auditors' Opinion for the corporate year ended on December 31, 2003;
2. to decide upon the application for the remaining balance of the net income for the period ended on December 31, 2003 and the capital budget for year 2004, and ratify the distribution of interests on Company's own capital and dividends approved at the Board of Directors' Meeting, upon acceptance by the General Shareholders' Meeting;
3. to appoint and elect the Audit Committee members; and
4. to determine the total annual fees for the Company's managers.

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LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

II. **Special Shareholders' Meeting**:
Sole Item in the Agenda – to increase Company's capital stock as a means to capitalize the reserve for investments related to year 1998, in the amount of twenty million, one hundred and five thousand, nine hundred and forty-nine Reais and forty centavos (R$20,105,949.40).

All those Shareholders holding shares which are registered in their respective names in their depositary institution shall attend the General and the Special Shareholders' Meetings, as provided for by Section 126 of Law no. 6.404/76 and the Company's Bylaws.

The Shareholders shall be represented at the General and Special Shareholders' Meetings by their attorneys-at-law under the terms of Section 126, 1st. and 2nd Paragraphs of Law no. 6.404/76. The instruments of their term of office shall be delivered to the Company's head offices, at least forty-eight (48) hours prior to the meetings' date, to the attention of Mr. Marcelo Ribeiro, headquartered at Rua Urussuí, no. 300, 10th floor.

São Paulo, February 12, 2004

FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in two (2) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2004

Lucimar Lima de Menezes

Receipt no.: 40
Fees: R$80,50

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING,** which I will translate into English as follows:

[*Logo*] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE
BOARD OF DIRECTORS' MEETING
HELD ON FEBRUARY 12, 2004, AT 11:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at the Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following members: Messrs. Fernando Tigre de Barros Rodrigues, José Edison Barros Franco, Eleazar de Carvalho Filho, Otto Werner Nolte, Paulo de Tarso de Camargo Opice, Francisco Silvério Morales Cespede, Mauro Martin Costa, Luís Alberto Figueiredo de Sousa, Edy Luiz Kogut e Lenin Florentino de Faria, which was also attended by the following Audit Committee members: Messrs. René Topfstedt, Eduardo Grande Bittencourt, Fernando Dias Gomes, Fernando Decnop Mezentier and Antonio Carlos da Silva, which covered the following matters:

I. **DISTRIBUTION OF DIVIDENDS UPON ACCEPTANCE BY THE GENERAL SHAREHOLDERS' MEETING:** The distribution of dividends was approved by the Members of the Board of Directors, upon acceptance by the General Shareholders' Meeting, in the amount of one million, two hundred and fifty-six thousand, seven hundred and forty-six Reais and forty-eight centavos (R$1,256,746.48), of which six hundred and forty-two centavos (R$0.642) were paid to each lot of one-thousand (1000) common shares and seven hundred and six centavos (R$0.706) of which were paid to each lot of

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one-thousand (1000) preferred shares. The said dividends refer to all the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand, two hundred and thirty-six) issued registered shares without certificates, representing the capital stock, except, however, for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand and eight hundred and forty-seven) preferred shares which are held as treasury shares. The dividends shall be paid on April 5, 2004 by Banco Itaú S/A, to the shareholders who subscribed on February 26, 2004, by means of credits in their relevant current accounts. The shares are to be traded *ex-dividend* as from February 27, 2004. The Company's management is then authorized to publish a notice to the shareholders on the credit of such dividends.

II. **APPROVAL OF THE FINANCIAL STATEMENTS FOR YEAR 2003**: The Company's Annual Management Report, the Balance Sheet, other Financial Statements and the Independent Auditors' Opinion for the corporate year ended on December 31, 2003, were approved by the Members of the Board of Directors, with favorable opinion of the Audit Committee members, and shall be submitted to approval at the General Shareholders' Meeting.

III. **APPROVAL OF THE APPLICATION FOR THE COMPANY'S NET INCOME FOR YEAR 2003:** The Company's net income for the period ended on December 31, 2003 reached eighty-one million, nine hundred and fifty-two thousand, two hundred and forty-one Reais and forty-seven centavos (R$81,952,241.47). The Members of the Board of Directors, with favorable opinion of the Audit Committee members attending the meeting, approved the following application for the Company's net income, which shall be submitted to the approval of the shareholders at the next General Shareholders' Meeting:

(i) R$4,097,612.05 (four million, ninety-seven thousand, six hundred and twelve Reais and five centavos) to be allocated as a legal reserve;

(ii) R$25,992,543.16 (twenty-five million, nine hundred and ninety-two thousand, five hundred and forty-three Reais and sixteen centavos) to be distributed as interests on company's own capital, upon acceptance of the General Shareholders' Meeting, thirteen Reais and twenty-eight centavos (R$13.28) of which paid to each lot of one-thousand (1000) common shares and fourteen Reais and sixty centavos (R$14.60) of which paid to each lot of preferred shares. The referred interest on Company's own capital originate from the surplus account of year 2003, with tax withheld as provided for in the prevailing law, and refer to all

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the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand, two hundred and thirty-six) issued shares without certificates, representing the capital stock, except for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. The first installment of such interests, in the amount of two million, nine hundred and ninety-two thousand, six hundred and forty Reais and seventy-four centavos (R$2,992,640.74) was paid on October 6, 2003, to the shareholders who subscribed on August 14, 2003; the second installment in the amount of twenty-two million, nine hundred and ninety-nine thousand, nine hundred and two Reais and forty-two centavos (R$22,999,902.42) shall be paid on April 5, 2004, to the shareholders who subscribed on December 29, 2003. The payment of such interests shall be decided upon in the next General Shareholders' Meeting.

(iii) R$1,256,746.48 (one million, two hundred and fifty-six thousand, seven hundred and forty-six Reais and forty-eight centavos) to be distributed as dividends upon acceptance of the next General Shareholders' Meeting, six hundred and forty-two centavos (R$0.642) of which were paid to each lot of one thousand (1000) common shares and seven hundred and six centavos (R$0.706) of which were paid to each lot of one thousand preferred shares. The referred dividends originate from the surplus account of year 2003, without any withholding tax, as provided for in the prevailing law, and refer to all the 1,950,251,236 (one billion, nine hundred and fifty million, two hundred and fifty-one thousand and two hundred and thirty-six) issued shares without certificates, representing the capital stock, except for the 86,668,847 (eighty-six million, six hundred and sixty-eight thousand, eight hundred and forty-seven) preferred shares which are held as treasury shares. These dividends shall be paid on April 5, 2004, to the shareholders who subscribed on February 26, 2004. The shares are to be traded *ex dividend* as from February 27, 2004;

(iv) R$50,605,339.78 (fifty million, six hundred and five thousand, three hundred and thirty-nine Reais and seventy-eight centavos) to be appropriated to the "Surplus Reserve" account to support new investments of the Company, based on the Capital Budget, and also as an addition to the Company's working capital.

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IV. **CAPITAL BUDGET FOR YEAR 2003**: The Board of Directors, with favorable opinion of the Audit Committee members attending the meeting, approved the Capital Budget for year 2004, in the amount of forty-six million, four hundred and forty-nine thousand, eight hundred and fifty-seven Reais (R$46,449,857.00), for investments in modernization, replacement of machinery, molds, forms, information technology, environment-related projects and other projects, and approved that the Capital Budget is submitted for approval at the General Shareholders' Meeting.

V. **CAPITALIZATION OF RESERVE FOR COMPANY'S INVESTMENTS**: The Board of Directors decided to submit a motion to the General Shareholders' Meeting to capitalize a reserve for Company's investments related to year 1998, in the amount of twenty million, one hundred and five thousand, nine hundred and forty-nine Reais and forty centavos (R$20,105,949.40), with no changes made in the number of shares representing Company's capital stock. Therefore, Company's subscribed and paid-in capital that currently amounts to two hundred and seventy-three million, five hundred and nine thousand, five hundred and thirty-three Reais (R$273,509,533.00) shall be increased to two hundred and ninety-three million, six hundred and fifteen thousand, four hundred and eighty-six Reais and forty centavos (R$293,615,482.40).

VI. **MOTION TO BE PRESENTED TO THE GENERAL SHAREHOLDERS' MEETING**: As a consequence of the decisions made, The Board of Directors decided to submit the following matters to the appreciation of the Shareholders who shall meet at the General Shareholders' Meeting to be held on March 26, 2004: 1st. To read, discuss and approve the Company's Annual Management Report, Financial Statements and the Independent Auditors' Opinion, for the corporate year ended on December 31, 2003; 2nd. To decide on the application for the remaining balance of the net income for the period ended on December 31, 2003, as entered into the financial statements by a motion presented by the Board of Directors, and ratify the distribution of interests on Company's own capital and dividends approved by the Board of Directors, upon acceptance of the General Shareholders' Meeting; 3rd. To appoint and elect the Audit Committee members; and 4th. To determine the total annual fees for the Company's managers.

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LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

VII. **MOTION TO BE PRESENTED TO THE SPECIAL SHAREHOLDERS' MEETING:** The Board of Directors decided to submit to the Special Shareholders' Meeting, to be held on the same date of the General Shareholders' Meeting, an increase in Company's capital stock from the current two hundred and seventy-three million, five hundred and nine thousand, five hundred and thirty-three Reais (R$273,509,533.00) to two hundred and ninety-three million, six hundred and fifteen thousand, four hundred and eighty-two Reais and forty centavos (R$293,615,482.40), with no changes made in the number of shares representing Company's capital stock. This increase is due to the capitalization of the portion of a reserve for Company's investments related to year 1998, in the amount of twenty million, one hundred and five thousand, nine hundred and forty-nine Reais and forty centavos (R$20,105,949.40).

VIII. **NOTICE FOR THE GENERAL AND THE SPECIAL SHAREHOLDERS' MEETINGS:** The Board of Directors decide to call a General and a Special Shareholders' Meetings, to be held on March 26, 2004, at 9:00p.m., at the Company's head offices. The Board members unanimously decided to approve the voted matters and further authorized that the motion is published and submitted to General Shareholders' Meeting. All departments involved are further authorized to take all necessary steps to enforce such decisions.

I hereby certify that this summary if a part of the Minutes drawn up in the appropriate book.

São Paulo, February 12, 2004

FERNANDO TIGRE DE BARROS RODRIGUES
Chairman of the Board of Directors

LUCIMAR LIMA DE MENEZES TRADUTORA PÚBLICA INTERPRETE COMERCIAL

LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in six(6) pages, which I read, verified, and fully and publicly sign.

São Paulo, February 28, 2004

Lucimar Lima de Menezes

Receipt no.: 40
Fees: R$385,00

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